# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Scientific Industries, Inc., CIK 0000087802
CUSIP: 808757108
Title of class of securities: Common Stock, $.05 par value
Address of issuer's principal executive offices: 80 Orville Drive, Suite 102, Bohemia, New York (NY), 11716
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001654954-22-003630
Filed by CIK 0001132317

## Reporting persons
- Thomas A. Satterfield, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 178,420; shared voting power 959,635; sole dispositive power 178,420; shared dispositive power 959,635; aggregate amount beneficially owned 1,138,055 (9.9% of the class)
  Comment: * Based on 10,503,599 shares of common stock of the issuer outstanding as of November 13, 2024, as reported by the issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2024. This assumes the exercise of 191,984 warrants beneficially owned by the Reporting Person. In addition, subject to the Beneficial Ownership Blocker (as defined below), the Reporting Person may also be deemed to beneficially own 145,000 shares of common stock issuable upon exercise of an additional 145,000 warrants (the "Additional Warrants"). Pursuant to the terms of the Additional Warrants, the issuer may not effect any exercise of any Additional Warrant, and a holder of an Additional Warrant does not have the right to exercise any portion of the Additional Warrant held by such holder, to the extent that, after giving effect to the attempted exercise set forth in a notice of exercise, such holder, together with such holder's affiliates and any other persons acting as a group together with the holder or any of the holder's affiliates, would beneficially own a number of shares of common stock in excess of the Beneficial Ownership Limitation (the "Beneficial Ownership Blocker"). The "Beneficial Ownership Limitation" is 4.99% (or, upon election by a holder prior to the issuance of any warrants, 9.99%) of the number of shares of common stock outstanding immediately after giving effect to the issuance of shares of common stock issuable upon exercise of the Additional Warrants. Any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the issuer.

## Item 1. Issuer
Name of issuer: Scientific Industries, Inc.
Address of issuer's principal executive offices: 80 Orville Drive, Suite 102, Bohemia, NY 11716

## Item 2. Person Filing
Name of person filing: Thomas A. Satterfield, Jr.
Address of principal business office or, if none, residence:
15 Colley Cove Drive
Gulf Breeze, Florida 32561
Citizenship: Incorporated by reference from Item 4 of the Cover Page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Incorporated by reference from Item 9 of the Cover Page.
Percent of class: Incorporated by reference from Item 11 of the Cover Page.
Sole power to vote or to direct the vote: Incorporated by reference from Item 5 of the Cover Page.
Shared power to vote or to direct the vote: Incorporated by reference from Item 6 of the Cover Page.
Sole power to dispose or to direct the disposition: Incorporated by reference from Item 7 of the Cover Page.
Shared power to dispose or to direct the disposition: Incorporated by reference from Item 8 of the Cover Page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: With respect to the beneficial ownership report for Thomas A. Satterfield, Jr., 141,675 shares of common stock, 50,837 shares of common stock issuable upon exercise of warrants, and 40,000 shares of common stock issuable upon exercise of Additional Warrants (as defined on the Cover Page) are held by Tomsat Investment & Trading Co., Inc, a corporation wholly owned by Mr. Satterfield and of which he serves as President; 306,449 shares of common stock, 101,674 shares of common stock issuable upon exercise of warrants, and 75,000 shares of common stock issuable upon exercise of Additional Warrants are held by A.G. Family L.P., a partnership managed by a general partner controlled by Mr. Satterfield; and 244,000 shares are held by Caldwell Mill Opportunity Fund, LLC which fund is managed by an entity of which Mr. Satterfield owns a 50% interest and serves as Chief Investment Manager.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Thomas A. Satterfield, Jr.: /s/ Thomas A. Satterfield, Jr., Thomas A. Satterfield, Jr. (02/12/2025)